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SECURITIES A[...]
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 15 211

SEC FILE NUMBER
8- 13801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBSC Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York, New York 10166
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity 212-922-7892
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue New York , New York 10154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBSC Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Fianacial Officer
Title

DENISE SEPULVEDA
Notary Public, State of New York
No. 01SE4935025
Qualified in Richmond County
Commission Expires 6/20/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
MBSC Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of MBSC Securities Corporation and Subsidiary ("the Company") (an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation) as of December 31, 2010, and the related consolidated statements of income, changes in stockholders' equity, changes in subordinated debt, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MBSC Securities Corporation and Subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 14, 2011

MBSC Securities Corporation and Subsidiary
(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2010

(In thousands)

Assets

Cash and cash equivalents - note 1(e)	$ 164,682
Trading securities – at market value - notes 1(f) and 6	502
Receivables:	
From related investment companies and affiliates - note 10(a) and (g)	31,625
Other	3,252
Total receivables	34,877
Fixed assets, at cost, less accumulated depreciation and amortization - note 4	3,503
Deferred sales commissions - note 5	1,335
Deferred income taxes, net - note 11	9,467
Other assets	8,037
Total assets	$ 222,403

Liabilities and Stockholder's Equity

Liabilities:	
Investment in leveraged leases - note 8	$ 372
Income tax reserves (net) - note 11	894
Due to related affiliates - note 10g	36,457
Accounts payable and accrued expenses	34,349
Total liabilities	72,072
Stockholder's equity	
Common stock, no par value. Authorized, issued, and outstanding 200 shares	—
Additional paid-in capital	346,595
Accumulated deficit	(196,264)
Total stockholder's equity	150,331
Total liabilities and stockholder's equity	$ 222,403

See accompanying notes to consolidated financial statements.

MBSC Securities Corporation and Subsidiary
(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Income

Year ended December 31, 2010

(In thousands)

Revenues:		
Distribution fee revenue, net - notes 1(g) and 10(a)	$	231,617
Asset management fees - note 1(h)		14,908
Commission income - note 1(i)		12,954
Shareholder servicing revenue - notes 1(j) and 10(c)		10,309
Asset management account reimbursements - note 1(k)		3,373
Variable annuity fees -note 1(i)		1,530
Transfer Pricing - notes 1(l) and 10(d)		108,424
Affiliate transfer revenue - notes 1(m) and 10(e)		59,153
Other revenues (net)		7,875
Total revenues		450,143
Expenses:		
Distribution expenses - note 10(b)		261,898
Salaries and employee benefits		95,289
Occupancy and communication costs - note 9		16,883
Interest expense - note 3		1,031
Other selling, general, and administrative expenses - note 10(f)		72,846
Total expenses		447,947
Income before income tax expense		2,196
Income tax expense / (benefit) - note 11:		
Federal		(478)
State and local		2,445
Total income tax expense		1,967
Net income	$	229

See accompanying notes to consolidated financial statements.

MBSC Securities Corporation and Subsidiary
(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

(In thousands)

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2009	$ —	$ 334,961	$ (196,493)	$ 138,468
Intercompany tax benefits from Parent associated with goodwill of subsidiary - note 11	—	7,033	—	7,033
Amortization of stock options - notes 1(p) and 7	—	1,597	—	1,597
Restricted stock awards, net of forfeitures - notes 1(o) and 7	—	3,004	—	3,004
Net income	—	—	229	229
Balance at December 31, 2010	$ —	$ 346,595	$ (196,264)	$ 150,331

See accompanying notes to consolidated financial statements.

MBSC Securities Corporation and Subsidiary
(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Changes in Subordinated Debt

Year ended December 31, 2010

(In thousands)

Subordinated debt at December 31, 2009	$	80,000
Increases		—
Decreases		(80,000)
Subordinated debt at December 31, 2010	$	—

See accompanying notes to consolidated financial statements.

MBSC Securities Corporation and Subsidiary
(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Cash Flows

Year ended December 31, 2010

(In thousands)

Cash flows from operating activities:		
Net income	$	229
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization of fixed assets		868
Amortization of stock options		1,597
Amortization of leasing income		(2,022)
Recapture reserve for lease losses		256
Deferred income taxes		(7,955)
Changes in operating assets and restricted stock:		
Increase in trading securities		(57)
Decrease in receivables from related investment companies and affiliates		10,221
Decrease in other receivables		3,262
Decrease in deferred sales commissions		569
Decrease in restricted stock		1,465
Decrease in other assets		373
Changes in operating liabilities:		
Decrease in interest payable		(1,636)
Increase in due to related affiliates		16,559
Increase in income tax reserves		894
Decrease in accounts payable and accrued expenses		(4,902)
Net cash provided by operating activities		19,721
Cash flows from investing activities:		
Acquisition of fixed assets		(120)
Other investing activities		139
Net cash provided by investing activities		19
Net increase in cash and cash equivalents		19,740
Cash and cash equivalents at beginning of year		144,942
Cash and cash equivalents at end of year	$	164,682

Supplemental disclosures of cash flow information:		
Interest paid	$	2,667
Taxes refunded	$	4,015

See accompanying notes to consolidated financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

MBSC Securities Corporation ("the Company"), a registered broker-dealer and a registered investment adviser, is a wholly-owned subsidiary of The Dreyfus Corporation ("the Corporation"), which is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"). The Company provides various investment product related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Asset Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations;

Sales of private placements including hedge funds.

Introducing brokerage services are cleared primarily through an affiliate, Pershing LLC, on a fully disclosed basis. The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers.

The consolidated financial statements include the accounts of the Company and its Wholly-Owned subsidiary, Fixed Income and Cash AM Service Company LLC ("FICAMS"). All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value Measurement

Fair value is defined under Financial Accounting Standards Board (FASB) *Accounting Standards Codification (ASC), 820, Fair Value Measurements and Disclosures*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market date.
Level 3 inputs	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(d) Financial Instruments

FASB ASC 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximate their carrying value.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments, this recorded value approximates fair value.

(In thousands)

Cash and cash equivalents consisted of the following at December 31, 2010:

Cash	$	362
Investments in JP Morgan Money Market funds		150,034
Time deposits at The Bank of New York Mellon*		14,286
Total Cash and Cash Equivalents	$	164,682

* An affiliate of the Company

(f) ***Trading Securities***

Trading securities, consisting of equity securities at December 31, 2010, are carried at fair value based on exchange and brokers quoted market prices and are classified within Level 1 of the fair value hierarchy. Unrealized gains and losses are included in Gains/Losses on Securities in the Company's Consolidated Statement of Operations. Purchases and sales of trading securities are recorded on a trade-date basis; realized gains and losses thereon are recorded on an identified-cost basis.

(g) ***Distribution fee revenue, net***

Under various service plans adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Company earns fees from certain funds advised and/or administered by the Corporation. Such fees are for promoting the sale of these funds, and for providing ongoing personal services relating to shareholder accounts and the maintenance of such shareholder accounts. The fee revenue from these funds is based on their respective average daily net assets and is included in Distribution fee revenue, net in the Company's Consolidated Statement of Income.

(h) ***Asset Management fees***

Asset management fees are earned from services provided to separately managed accounts. These services are sold through intermediaries (brokers and financial institutions) and directly to individuals. The revenue from such business is based on the value of assets managed at rates set forth in client agreements.

(i) ***Commission Income and Variable Annuity Fees***

Commission income on the sale of mutual funds and securities is recorded on a trade date basis and is primarily driven by sales volume. The Company acts as the introducing broker in connection with transition trading services performed by Mellon Transition Management

Services (MTMS), a division of the Company. Variable annuity fees related to the distribution and sale of annuity products are recorded when earned. Commissions and fees rates are set forth in applicable agreements between the Company and the counterparty.

(j) ***Shareholder Servicing revenue***

Shareholder servicing revenue represents reimbursements received primarily from certain related investment companies for mutual fund shareholder servicing costs and from its related affiliates for costs incurred by the Company on their behalf. The related fee revenue from these funds is based on agreed upon reimbursable expense accounts at a capped annual fee rate and is included in Shareholder servicing revenue in the Company's Consolidated Statement of Income.

(k) ***Asset Management Account Reimbursements***

The Corporation offers to certain third party intermediaries, for use by their customers or those of their introducing brokers, an Asset Management Account Services Program (AMA Program). The AMA program is tied to a securities account provided by the third party intermediary and may include a sweep into one or more money market funds, as well as certain banking services provided by or through an affiliate, The Bank of New York Mellon, N.A. (BNY Mellon, N.A.), which include credit and/or debit card issuance. Expenses incurred by the Company, in connection with the AMA product, are charged to other selling, general and administrative expenses. Terms of the expense reimbursements from third party intermediaries are set forth in applicable agreements and are credited to revenue as earned.

(l) ***Transfer Pricing***

An expense reimbursement agreement exists between the Corporation and the Company to provide reimbursement to the Company for distribution fees paid to third party intermediaries in excess of rule 12b-1 fees collected (other than retail) ("excess distribution costs") and other distribution related costs. Excess distribution costs are reimbursed based on the actual amount, while other distribution costs are reimbursed at cost plus 5 per cent. Such reimbursements are settled monthly.

(m) ***Affiliate Transfer Revenue, net***

Affiliate transfer revenue, net includes charges paid to related affiliates for services rendered to the Company or credits received from related affiliates for various types of services provided by the Company. Transfer revenue is primarily related to transition trading services, sub-advisory services, and administrative services provided by or rendered to the Company.

(n) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain states including New Jersey. Income taxes are calculated using the pro-rata method, and the amount of current tax expense or benefit calculated is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company. The Company accounts for income taxes in accordance with FASB ASC, 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely than-not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. Interest and penalties, if applicable, related to income taxes are recognized as a component of the income tax expense.

The Company reflects the benefits of BNY Mellon's tax goodwill amortization as an addition to stockholder's equity on the statement of changes in stockholder's equity.

(o) Restricted Stock

Certain employees of the Company participate in BNY Mellon's Long Term Incentive Plan. Under the terms of this incentive plan, the awards paid may be in the form of BNY Mellon Restricted Stock. Restricted stock awards are issued at fair market value at the date of grant and cliff vest 100% over three years from the date of grant. Restricted stock awards are amortized over the vesting period and included in operations of the Company in Salaries and employee benefits. The amount of forfeitures reduces the additional paid in capital.

(p) Stock Options

Pursuant to FASB ASC 718 *Compensation-Stock Compensation*, the Company recognizes compensation costs related to stock based awards with a graded vesting schedule on a straight-line basis over the required service period for the entire award. The offsetting credit is recorded as additional paid in capital.

(In thousands)

(2) Summarized Financial Information of FICAMS

The consolidated statement of financial condition as of December 31, 2010 reflects $5,329 of net assets attributable to the Company's subsidiary as well as certain elimination and reclassification adjustments which are not reflected in the Company's statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

(3) Subordinated Debt/Secured Demand Note

Liabilities subordinated to the claims of general creditors matured on February 28, 2010. Interest on the subordinated debt was payable on a quarterly basis.

The subordinated borrowings were covered by agreements approved by the FINRA and qualified as equity capital in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule. Following the implementation of the Transfer pricing agreement during 2009 the Company did not renew or extend the maturity of the subordinated debt agreement.

(4) Fixed Assets

The Company provides for depreciation of fixed assets based on the estimated useful life of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the term of the lease.

The major classifications of fixed assets and their estimated useful lives at December 31, 2010 are as follows:

Furniture, fixtures and equipment (5-10 years)	$	1,487
Leasehold improvements		5,144
		6,631
Less accumulated depreciation and amortization		(3,128)
Fixed assets, net	$	3,503

(5) Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. These funds offer Class A shares, which are sold with a sales charge imposed at the time of purchase. Class C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan adopted in accordance with

(In thousands)

Rule 12b-l under the Investment Company Act of 1940 (Rule 12b-l Plan). Sales commissions paid to third party intermediaries by the Company for selling Class C shares are capitalized and amortized to operations on a straight-line basis over twelve months (the investment-aging period). This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-l Plan.

The funds' Rule 12b-l Plan is subject to annual review by the funds' respective Boards of Directors. Any CDSC received by the Company is recorded as a contra-expense. This contra-expense is offset with a charge to operations for the related write-off of the unamortized deferred sales commissions associated with the redemptions for the period.

The following is the change in deferred sales commissions for the year ended December 31, 2010:

Balance at beginning of year	$	1,904
A Share and C Share commissions		3,820
Amortization expense		(4,039)
Redemption write-offs		(350)
Balance at end of year	$	1,335

The amortization and write off of unamortized deferred sales commissions are partially offset by CDSC income and are included in "Distribution fee expense." CDSC contra-expense amounted to $1,066 for the year-ended December 31, 2010.

(6) Financial Instruments

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, are as follows:

		Assets at fair value as of December 31, 2010			
		Level 1	Level 2	Level 3	Total
Cash equivalents-money market funds	$	150,034	—	—	150,034
Trading securites at fair value		502	—	—	502
Total	$	150,536	—	—	150,536

(In thousands)

(7) Employees' Benefit Plans and Share Based Compensation Payments

The Bank of New York Mellon Corporation Pension Plan covers the employees of the Company. Employees' payroll deductions into The Bank of New York Mellon Corporation 401(k) Savings Plan are matched by BNY Mellon's contribution of common stock, at the rate of $1.00 on the dollar, up to 6% of the employees' eligible pay. Costs charged to operations under the plans amounted to $2,173 for the year ended December 31, 2010 and are included in "Salaries and employee benefits" in the Consolidated Statement of Income.

Restricted Stock of BNY Mellon is issued to the Company's employees in connection with BNY Mellon's Long-term Profit Incentive Plan, as well as performance-based awards made to key employees at the discretion of the Compensation Committee of the Board of Directors of BNY Mellon. BNY Mellon grants employees of the Company deferred share awards, which provide the right to receive common shares of BNY Mellon at specified future dates. For the year ended December 31, 2010, the Company recognized approximately $1,432 in expense related to this plan, included in "Salaries and employee benefits" in the Consolidated Statement of Income.

The Company's Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company. Generally, each option granted is exercisable between one and ten years from the date of grant. The compensation cost that has been charged to operations amounted to $1,597 for the year ended December 31, 2010.

(8) Leveraged Leases

The Company is the lessor in several leveraged lease agreements entered into during 1996 and 1997 under which railroad cars and jet aircrafts were leased for periods between 16.5 and 25 years. The Company has net future rentals of $103,827 for leases maturing from 2010 through 2021. The Company's net income from leveraged lease transactions for the year ended December 31, 2010 was not material to the Company's financial results.

(In thousands)

(9) Minimum Lease Commitments

Future minimum payments, by year and in the aggregate, under noncancelable operating leases (premises) with initial or remaining terms of one year or more consisted of the following at December 31, 2010:

		Amount
Year ending December 31:		
2011	$	3,784
2012		3,789
2013		3,853
2014		1,349
2015		483
2016-2019*		1,568
	$	14,826

* There are no rental commitments beyond 2019.

Approximate rental expense for operating leases on premises and equipment amounted to $11,817 and $10,469, respectively, for the year ended December 31, 2010. Rental expense for premises is included in "Occupancy and communication costs" while equipment charges are included in "Other selling, general and administrative expenses" in the Consolidated Statement of Income.

(In thousands)

(10) Related Party Transactions

(a) Distribution fee revenue represents fees earned from certain funds advised and/or administered by the Corporation. Included in Distribution fee revenue in the Company's Consolidated Statement of Income is $231,617 in revenue from related investment companies and receivables on the Consolidated Statement of Financial Condition of $19,815 from related investment companies.

(b) Distribution expenses represent expense incurred by the Company to service agents/dealers for fund shareholders, who are also the Company's clients and/or distributors. Included in Distribution fee expenses in the Company's Consolidated Statement of Income are $110,922 in expenses to affiliates.

(c) Shareholder servicing revenue represents reimbursements received primarily from certain related investment companies for costs incurred by the Company on their behalf. The Company's Consolidated Statement of Income includes Shareholder servicing revenue of $10,309.

(d) Transfer pricing revenue represents the expense reimbursement from the Corporation payable to the Company for excess distribution fees and other distribution costs. Excess distribution costs amounted to $23,154 and are reimbursed at cost while other distribution related costs amounted to $81,209 and are reimbursed at cost plus 5% or $85,270.

(e) Affiliate transfer revenue, net, includes charges paid to related affiliates for services rendered to the Company or credits received from affiliates for various types of services provided by the Company.

The following table summarizes Affiliate transfer revenue, net by source of service:

Expense reimbursements	$	30,580
Distribution		21,701
Mellon transition management		9,150
Private placements		3,056
Investment advisory-mutual funds		596
Investment advisory-separate managed accounts		(2,474)
Asset management accounts		(3,456)
Total affiliate transfer revenue	$	59,153

(In thousands)

(f) The Company has been billed $44,519, for its share of certain expenses incurred by related affiliates on its behalf for internal services used. These expenses include services such as payroll, human resources, information systems, legal and accounting. In addition, expenses of the Company have been reduced by approximately $2,012 during the year for reimbursements received primarily from its related affiliates for costs incurred by the Company on their behalf for internal services provided. These costs include services such as administration, accounting and salary reimbursements. Such internal services used and provided are included in "Other selling, general and administrative expenses."

(g) As of December 31, 2010, amounts receivable and payable from and to affiliates are $6,924 and $36,457, respectively.

(11) Federal, State and Local Income Taxes

Current and deferred income taxes included in the consolidated statement of income as determined in accordance with FASB ASC, 740, *Income Taxes*, are as follows:

Current:		
Federal	$	8,130
State and local		1,792
Current income tax		9,922
Deferred:		
Federal		(8,608)
State and local		653
Deferred income tax		(7,955)
Income tax expense	$	1,967

(In thousands)

The difference between the total income tax expense and the amount computed by applying the statutory federal income tax rate to the pre-tax income for the year ended December 31, 2010 is as follows:

	Amount	Percentage of pretax income
Federal statutory tax rate	$ 769	35.0%
State and local income tax expense, net of Federal income taxes	1,589	72.4
Nondeductible expenses	1,075	49.0
True-up adjustments	(1,455)	(66.2)
Other	(11)	(0.6)
Total income tax expense	$ 1,967	89.6%

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets:	
Leveraged leases	$ 6,333
Depreciation and amortization of fixed assets	2,984
Deferred compensation	1,983
Other	429
Total gross deferred tax assets	11,729
Valuation Allowance	—
Deferred tax liabilities:	
Deferred sales commissions	(1,206)
Amortization of intangibles	(644)
Other	(412)
Total gross deferred tax liabilities	(2,262)
Net deferred tax asset	$ 9,467

(In thousands)

The Company determined that it was not required to establish a valuation allowance for deferred tax assets, since it is more likely than not that the deferred tax assets will be realized through utilization of the Company's operations to reduce consolidated Federal and combined state and local income tax expense as a result of the Company's tax sharing arrangement with BNY Mellon.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2010	$	-
Prior period tax positions		
Increases		23,325
Decreases		-
Current period tax positions		-
Settlements		-
Statute expiration		-
Balance at December 31, 2010	$	23,325

Of the above balance at December 31, 2010, $581 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

Pursuant to FASB ASC 740, *Income Taxes*, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized $300 interest in 2010 and had $300 balance of accrued interest at December 31, 2010.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2002. The New York State and New York City return examinations have been completed through 2008.

The Company does not expect any change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

The Company obtains a permanent tax benefit from the amortization of goodwill recorded on the Parent for book purposes but deductible by the Company for tax purposes. The tax benefit is treated as a contribution to capital by the Parent to the Company. The benefit approximates $7,033 for federal, state and local purposes for the year ended December 31, 2010.

(In thousands)

(12) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $90,837, which was $90,587 in excess of the required net capital.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(13) Litigation

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the consolidated financial position and results of operations of the Company.

(14) Subsequent Events

In order to develop a unified and more cohesive sales and marketing team to more effectively sell a broad range of fixed income, cash and currency solutions, the sales groups of Standish Mellon Asset Management Company LLC ("Standish"), Pareto New York LLC ("Pareto') and BNY Mellon Cash Investment Strategies, a division of The Dreyfus Corporation, consolidated into one new division of the Company on January 1, 2011, called BNY Mellon Fixed Income. As part of this reorganization, the sales personnel from Standish and Pareto became employees of the Company. The Company will be reimbursed from Standish and Pareto for the operating expenses incurred from their respective sales and marketing teams. As such, this reorganization will have no impact on the Company's results of operations and an immaterial impact on the Company's net capital.

The Company evaluated subsequent events through March 14, 2011, the date at which the financial statements were available to be issued, and determined that other than the item disclosed above, there are no items to disclose.